Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 14, 2023

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 97 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from Mr. Jay Williamson on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 3, 2023, with respect to the Amendment and the Trust’s proposed three new series, the ElevateShares N100 Daily Option Income ETF, the ElevateShares S500 Daily Option Income ETF, and the ElevateShares R2000 Daily Option Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Please note that, as discussed with Mr. Williamson, the Trust plans to change the names of the Funds to the following: Defiance Nasdaq 100 Enhanced Options Income ETF, Defiance S&P 500 Enhanced Options Income ETF, and Defiance R2000 Enhanced Options Income ETF.

PROSPECTUS

1.	The Funds’ ticker symbols have not yet been recorded on EDGAR. Please confirm that they will be updated as soon as possible.

Response: The Trust confirms that each Fund’s ticker symbol will be updated on EDGAR as soon as practical. In addition, each Fund’s new name will likewise be updated.

2.	For each Fund, please add an 80% policy tied to the Fund’s exposure to the financial instruments and economic interests as applied to the applicable underlying index.

Response: The Trust confirms that the Prospectus has been revised to include such an 80% policy for each Fund, which will read as follows:

Under normal circumstances, the Fund will invest at least 80% of the value of its assets, plus borrowings for investment purposes, in financial instruments and economic interests that provide exposure to the value of the Index. The Fund’s “80%” policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

FEES AND EXPENSES

3.	Please supplementally provide the Staff with a Fee Table and Expense Example pre-effectively. Please consider rewriting the footnote regarding the unitary management fee to more clearly identify excluded expenses. Depending on their anticipated amounts, please break out dividends and other expenses on securities sold short.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are the same, and are as shown in the attached Appendix A. The footnote’s reference to excluded expenses has been clarified. The Trust confirms that the Funds are not anticipating incurring short interest or dividend expenses that would require disclosure under “Other Expenses.”

4.	Please confirm that the Trust has considered Staff comments on the registration statements of other Trust funds that use option income strategies in connection with this filing.

Response: The Trust so confirms.

5.	Please address the following using plain English principles. Please explain how each Fund’s reference index relates to its achievement of its investment objective. That is, explain the role equity appreciation plays versus the role of option income.

Response: The Prospectus has been updated to make it clear that each Fund's portfolio won't directly benefit from increases in the value of a reference index. Instead, each Fund seeks to earn extra income if the reference index goes up in value, but this depends on the specific options the Fund has invested in at that time.

6.	The Staff notes that each Fund seeks current income while maintaining the opportunity for exposure to the value of its reference index. Please explain what “maintaining the opportunity for exposure” means, including how, for these Funds, it may differ from a fund that seeks direct exposure to the same reference index.

Response: The Prospectus has been revised to explain what “maintaining the opportunity for exposure” means. In particular, the following explanation has been added to the Prospectus:

Every day, the Fund will sell put options that are priced either at-the-money or up to five percent in-the-money (i.e., higher than the current market price). If the Fund sells an option that's priced above the current market price, the Fund stands a chance to profit if the Index increases in value above its current price. This opportunity exists until the option's expiration date, which is typically the next day. This happens because an option priced above the current market value has a higher premium than an option priced at the current market value.

In other words, the Fund's potential for profit (or exposure) fluctuates [within the range stated in the Prospectus]. This potential for profit is calculated daily over a certain time period, but it's also balanced out by any losses that might occur during that same period.

7.	Briefly clarify in the disclosure the terms “in the money” and “at the money.”

Response: The Prospectus has been revised to explain the foregoing terms.

8.	The principal investment strategy disclosure sometimes refers to current income, and other times refers to potential income. Why is there a difference in the references?

Response: The term “current income” refers to the extrinsic value of a sold put option, while the term “potential income” represents the amount in-the-money that could also be made if the Index increases in value. The Prospectus has been revised to include an explanation of the foregoing terms.

9.	Please add disclosure explaining how the Fund decides which options to use on any given day.

Response: The Prospectus has been revised to provide the aforementioned explanation.

10.	In the example under “The Fund’s Use of Index Options Contracts,” briefly explain what a put option is, and what it means to sell a put option. Briefly explain the rights and obligations of the parties to a put option transaction. Using the examples, explain when put options would be profitable or unprofitable to the seller.

Response: Item 9 of the Prospectus has been revised to provide an overview of options and options terminology, including the aforementioned explanation.

11.	Please clarify whether monthly distributions will be made in cash.

Response: The Prospectus has been clarified to indicate that monthly distributions will be made in cash.

12.	Please clarify the meaning of the following statement: “The Fund’s strategy is designed to have approximately a daily, unleveraged, 100% notional exposure to the Index.”

Response: The Prospectus has been revised to clarify the foregoing statement.

13.	Briefly describe each underlying index, including its number of constituents, market cap, sector or industry exposures, and the extent to which such index has experienced significant daily volatility in the past.

Response: The Prospectus has been revised to include the aforementioned descriptions.

14.	Given the nature of the Fund’s strategy, please consider the need for enhanced or tailored tax disclosures.

Response: Additional tax disclosure has been added to the SAI.

15.	For Referenced Index Risk, please tailor the risk disclosures to identify the risks most significant to each underlying index.

Response: The Prospectus has been revised to tailor Referenced Index Risk disclosure for each underlying index.

16.	The Derivatives Risk disclosure references rolling options contracts. Please disclose in the principal investment strategy disclosures that, if accurate, the Fund will roll options contracts and the degree to which it will do so.

Response: The Derivatives Risk disclosure has been revised to remove reference to rolling options contracts. In addition, the Prospectus has been updated to clarify that the Fund will allow each day's options to expire and then settle them in cash. The Fund will enter into new put options at the end of the trading day. By allowing the options to expire and then settling in cash, the Fund can reduce execution costs and minimize trading drift.

17.	The Price Participation Risk references that the Fund will enter into sold call (not put) options contracts. Please explain or revise as appropriate.

Response: The references to call options were an inadvertent error. The references have been corrected.

18.	The Staff notes that if a put is exercised without prior ownership of the underlying instrument, tax of short sales would apply. If applicable, add tax risks specific to puts.

Response: The Trust does not believe that this is applicable to the Funds and therefore is not adding such additional disclosure at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

Appendix A

Defiance Funds

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315